David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

December 28, 2022

FILED AS EDGAR CORRESPONDENCE

Mr. Keith Carpenter

Mr. Tony Burak

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response letter to comments on Form N-14 for The Advisors’ Inner Circle Fund (File No. 333-268535)

Dear Mr. Burak:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s registration statement on Form N-14 (the “Registration Statement”), filed on November 22, 2022, with respect to the reorganization of the Cambiar Aggressive Value Fund (the “Target Fund”) into the Cambiar Aggressive Value ETF (the “Acquiring Fund”), each a series of the Trust.

Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Trust and Cambiar Investors, LLC (“Cambiar”), as appropriate. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Comments from the Office of the Chief Accountant

1.	Comment. Please consider (i) providing an estimate of the expected portion of the Target Fund that will be converted to cash rather than Acquiring Fund shares due to the absence of qualifying brokerage accounts and (ii) indicating whether the Trust has considered the effect of such cash conversions on the pro forma expenses.

Response. (i) The Trust respectfully declines to make the requested change. While it is possible to estimate the number of shareholder accounts that do not hold qualifying brokerage accounts, the Trust does not believe it is possible to accurately estimate the number of accounts that would be converted to cash rather than receiving Acquiring Fund shares when the Reorganization is consummated. (ii) The Trust has not reflected any such estimates in pro forma expenses for the reason set forth in response to question 1(i).

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Mr. Keith Carpenter

Mr. Tony Burak

December 28, 2022

2.	Comment. Under the heading, “What do I need to do to prepare for the Reorganization” in the Q&A, please provide additional clarity on the fees and expenses that will be incurred in connection with the conversion of Acquiring Fund shares to cash.

Response. The requested change has been made.

3.	Comment. Please include a discussion of the portfolio repositioning costs of the Reorganization that addresses any brokers costs, transaction costs and tax impact (i.e., an estimate of any gains expected to be realized by the Target Fund in terms of both dollar amount and per share basis).

Response. The Adviser has confirmed that the Adviser, consistent with the Target Fund’s principal investment strategies, previously reduced the Target Fund’s exposure to non-U.S. investments and that no additional material transactions of this nature are expected before closing the Reorganization. The Trust has disclosed the approximate transaction costs in response to this Comment. However, because the transactions have already occurred, the Trust does not believe that providing an estimate on the associated tax implications is relevant to investors in the context of the Proxy Statement/Prospectus and respectfully declines to make that requested change.

4.	Comment. In addition to the cost of the portfolio repositioning, please also discuss the nature of the securities that will be repositioned. In this regard, the Staff notes that the Target Fund held approximately half of its portfolio in non-U.S. securities as of the date of its most recent shareholder report.

Response. The requested change has been made with respect to the transactions discussed in response to Comment 3.

5.	Comment. In the SAI, please provide a revised, correct hyperlink for the Target Fund’s Semi-Annual Report.

Response. The requested change has been made.

6.	Comment. The Staff notes that the second paragraph in the Consent of Independent Registered Public Accounting Firm contains an incorrect file number for the Registration Statement. Please file an amended consent to correct such error.

Response. The Trust confirms that a revised consent has been filed as an exhibit to the post-effective amendment to the Registration Statement filed with the SEC with this letter.

Mr. Keith Carpenter

Mr. Tony Burak

December 28, 2022

Comments from the Office of Disclosure Review

7.	Comment. In the letter to shareholders, please clarify the distinction between the Target Fund and the Acquiring Fund given that they have the same name.

Response. In response to this Comment, the Trust has added disclosure in the shareholder letter directing shareholders to the sections of the Proxy Statement/Prospectus that discuss certain differences between a mutual fund and ETF and important actions that shareholders may need to take prior the Reorganization.

8.	Comment. Please confirm supplementally to the Staff that neither the Target Fund nor the Acquiring Fund imposes a deferred sales charge. If a deferred sales charge is imposed, please add the corresponding required line item in the fee table.

Response. The Trust confirms that neither the Target Fund nor the Acquiring Fund imposes a deferred sales charge.

9.	Comment. Please confirm supplementally that no redemption fee was included in the calculation of the Acquiring Fund’s expense example.

Response. The Trust confirms that no redemption fee was included in the calculation of the Acquiring Fund’s expense example.

10.	Comment. In the “Comparison of Investment Objectives, Strategies and Risks” section, please revise the disclosure to clarify the reasons why the transaction is being proposed.

Response. The Trust believes that the discussion under the heading “Why is the Reorganization being proposed?” in the Q&A sufficiently addresses the reasons why the transaction is being proposed. Accordingly, no additional disclosure has been added in response to this Comment.

11.	Comment. Please generally revise the answers to the Q&A section to state the most significant implications to investors in clear and direct language, avoiding lengthy sentences and unprocessed details.

Response. The Trust respectfully declines to make the requested change. The Trust believes that the Q&A section is clearly organized, clearly written and appropriately summarizes much information that is discussed in greater detail later in the Proxy Statement/Prospectus. For example, the Trust notes that: (i) the Q&A section sets forth 21 separate questions, each designed to focus shareholders on the specific topic indicated, (ii) there is a separate Q&A on topics specific to actions that shareholders may need to take based on the nature of the account through which they hold Target Fund shares and (iii) to the extent applicable, many individual questions in the Q&A section include clear references to the sections appearing later in the Proxy Statement/Prospectus that disclose more detail on the information summarized in the Q&A section.

12.	Comment. Under the heading “Do the fundamental investment and non-fundamental policies differ between the Target Fund and the Acquiring Fund?” in the Q&A, please clarify whether there are any material differences in terms of the policies, notwithstanding that the Adviser believes that any differences will not affect the way in which the Acquiring Fund will be managed as compared to the Target Fund.

Mr. Keith Carpenter

Mr. Tony Burak

December 28, 2022

Response. The Trust confirms that it does not consider any differences between the fundamental and non-fundamental policies of the Target Fund and Acquiring Fund to be material. Accordingly, no disclosure has been added in response to this Comment.

13.	Comment. Please revise the disclosure in the “Comparison of Investment Objectives, Strategies and Risks” section to analyze the similarities and differences between the Target Fund and the Acquiring Fund as opposed to solely presenting the information side-by-side.

Response. The Trust believes that appropriate summaries of the differences between the principal investment strategies and risks of the Target Fund and Acquiring Fund are currently disclosed in the Q&A section under “Are the investment objectives and strategies of the Acquiring Fund similar to the investment objectives and strategies of the Target Fund?” and “Do the principal risks associated with investments in the Target Fund differ from the principal risks associated with investments in the Acquiring Fund?,” respectively. The purpose of the disclosure noted by the Staff in this comment is to expand upon the summary information provided in the Q&A section. Accordingly, no changes have been made in response to this Comment.

14.	Comment. In the “Board Considerations” section, please briefly describe the underlying factors that led the Board and the Adviser to believe the Reorganization would provide an opportunity for asset growth relative to remaining a mutual fund.

Response. The requested change has been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Sincerely,

/s/ David W. Freese
David W. Freese

cc:	Michael Beattie, President, The Advisors’ Inner Circle Fund